SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SEC  08028599 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: CAREY FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	NEW YORK	10020-1605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLAUDE FERNANDEZ (212) 492-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OF AFFIRMATION

I, HARALD PAUMGARTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY FINANCIAL, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHAIRMAN OF THE BOARD

Title

ANSON S. WONG
Notary Public, State of New York
No. 01WO6090588
Qualified In Kings County
Commission Expires April 14, 2011



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Supplemental Computation of Net Capital under Rule 15c3-1.
- ☒ (h) Supplemental Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carey Financial, LLC

Statement of Financial Condition
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
Carey Financial, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Carey Financial, LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, Carey Asset Management Corp. ("CAM"), the Company's parent company, has agreed to fund losses to the Company in 2008 as necessary to continue normal business operations and to keep the Company within FINRA's capital requirements.

PricewaterhouseCoopers LLP

February 28, 2008

Carey Financial, LLC
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 2,108,886
Due from affiliate	792,594
Other assets	34,036
Total assets	$ 2,935,516
Liabilities and Member's Equity	
Payable to affiliate	$ 89,420
Accrued compensation expenses	883,173
Accrued selected dealer fees and other expenses	281,405
Total liabilities	1,253,998
Commitments and contingencies	-
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	17,988,135
Accumulated deficit	(16,307,617)
Total member's equity	1,681,518
Total liabilities and member's equity	$ 2,935,516

The accompanying notes are an integral part of the financial statement.

1. Organization

Carey Financial Corporation was incorporated on May 1, 1984, under the laws of the State of Delaware and was owned 100% by W. P. Carey & Co. LLC ("W. P. Carey") through June 30, 2005. Effective July 1, 2005, Carey Financial Corporation converted to a Delaware limited liability company and changed its name to Carey Financial, LLC (the "Company"). Immediately prior to July 1, 2005, Carey Asset Management Corp. ("CAM"), an affiliated subsidiary of W.P. Carey acquired sole ownership of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the Financial Industry Regulatory Authority ("FINRA") The Company's primary business activity during 2007 was as the sales agent for Corporate Property Associates 17 Global Incorporated ("CPA®:17 - Global"), a Maryland corporation affiliated with W. P. Carey.

There are currently three FINRA registered individuals who are employed by CAM or an affiliated management services company.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents
The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents at December 31, 2007 include $2,108,886 invested in one money market fund.

Income Recognition
Pursuant to its sales agency agreement with CPA®:17 - Global, the Company earned a wholesaling fee of $0.15 per share on the sale of shares of CPA®:17 - Global totaling $27,004 during 2007.

In addition to the $0.15 per share wholesaling fee paid to the Company, a selected dealer fee of $0.20 per share sold and selling commissions equal to $0.65 per share sold, may be due to the Company, and reallowed in whole or part to selected dealers for shares sold by the selected dealers. During 2007, the Company paid selected dealer fees and commissions and subsequently received reimbursement from an affiliate in the amount of $3,088,020. These are recorded on a trade-date basis and are reported in the statement of operations as Commissions from affiliate and Commission re-allowance.

Income Taxes
Effective July 1, 2005, CAM filed an entity classification election with the Internal Revenue Service to treat the Company as a branch for U.S. tax purposes. As a branch, the Company is not subject to tax and will not file separate federal, state and local tax returns for periods after June 30, 2005. Commencing July 1, 2005 the taxable income or loss from operations of the Company is included in the income tax returns of the sole member, CAM.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The accounts of the Company are included in the consolidated tax return of CAM. However, for separate financial statement purposes, income taxes are computed on a separate company basis under which the Company computes its current and deferred taxes as if it were a separate tax payer. To the extent that net tax assets (including net operating losses) are

generated by the Company, which cannot be utilized on a separate company basis, a valuation allowance is established.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $5,000 or 6-2/3% of its aggregate indebtedness, as defined. At December 31, 2007, the Company had excess net capital and excess net capital at 1,000%, as defined, of $729,427 and $687,626, respectively. The Company's net capital ratio ("aggregate indebtedness" to "net capital" as defined under the Rule) at December 31, 2007 was 1.54 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Income Taxes

The Company determines its tax provision under the separate return method.

In the year ended December 31, 2004 and in the period from January 1, 2005 through June 30, 2005, the Company had net operating losses in excess of those amounts which could be carried back. The Company also had operating losses in the period July 1, 2005 through December 31, 2006 and in the year ended December 31, 2007 and has no current significant revenue source. Therefore, the Company has recorded a deferred tax asset of approximately $8,000,000, a valuation allowance for the entire amount of the deferred tax asset, as it is more likely than not that all of the deferred tax assets will not be realized. The net operating loss carryforwards will expire in 2026-2027.

5. Related-Party Transactions

W. P. Carey, and its affiliates, have provided the Company with administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2007. CAM and an affiliated management services company charge a portion of the salaries and other compensation of their employees who work directly on activities for the company.

The Company is currently evaluating several options, including the potential addition of personnel and services to increase net operating income in the future. CAM has agreed to fund losses to the Company in 2008 as necessary to continue normal business operations and to keep the Company within FINRA capital requirements. During 2007, the Company received $5,950,000 of contributed capital from CAM.

Due from affiliates includes offering and organization costs receivable of $415,230 and $147,346 from CPA:16 - Global and CPA®:17 - Global, respectively. In addition, due from affiliates includes $180,023 related to broker fees receivable for CPA:17 - Global and $49,995 miscellaneous receivable from CAM. Accounts payable to affiliate represents certain compensation and operating reimbursements due to CAM of $89,420.

6. Commitments and Contingencies

As of December 31, 2007, the Company was not involved in any material litigation.

In 2004, following a broker-dealer examination of the Company, the staff of the SEC commenced an investigation into compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. The matters investigated by the staff of the SEC principally included whether, in connection with a public offering of shares of CPA®:15, the Company and its retail distributors sold certain securities without an effective registration statement; specifically, whether the delivery of the investor funds into escrow after completion of the first phase of the offering, completed in the fourth quarter of 2002, but before a registration statement with respect to the second phase of the offering became effective in the first quarter of 2003, constituted sales of securities in violation of Section 5 of the Securities Act of 1933.

The investigation was later expanded to include matters relating to compensation arrangements with broker-dealers in connection with the CPA® REITs managed by W.P. Carey, including principally certain payments, aggregating in excess of $9,600,000, made to a broker-dealer which distributed shares of the REITs, the disclosure of such arrangements and compliance with applicable FINRA requirements. The costs associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs.

W.P. Carey and the Company have now reached an agreement in principle with the staff of the SEC to settle all matters relating to the above-described investigations. The agreement in principle is subject to approval by the Commission and also the satisfactory completion of settlement papers, and accordingly the agreement in principle could fail to be implemented or be implemented in a different form. Pursuant to the agreement in principle with the SEC staff, and assuming approval by the Commission, the SEC would file a complaint in federal court alleging violations of certain provisions of the federal securities laws, and seeking to enjoin W.P. Carey from violating those laws in the future. In its complaint the SEC would allege violations of Section 5 of the Securities Act of 1933, in connection with the offering of shares of CPA®:15, and Section 17(a) of the Securities Act of 1933 and Sections 10(b), 13(a), 13(b)(2)(A) and 14(a) of the Securities Exchange Act of 1934, and Rules 10b-5,12b-20,13a-1,13a-13, and 14a-9 thereunder, among others, in connection with the above-described payments to broker-dealers and related disclosures. With respect to the Company, the complaint would allege violations of, and seek to enjoin the Company from violating, Section 5 of the Securities Act of 1933. Without admitting or denying the allegations in the SEC's complaint, W.P. Carey and the Company would consent to the entry of the injunction, which would be subject to court approval. As part of the agreement in principle with the SEC staff, and assuming approval by the Commission, W.P. Carey or an affiliate of W.P. Carey would expect to make "disgorgement" payments of $19,979,000, including interest, with the payments being made to certain of W.P. Carey's managed REITs, and W.P. Carey or an affiliate of W.P. Carey would also pay a $10,000,000 civil penalty.

The Maryland Securities Commission has sought information from the Company and CPA®:15 relating to the matters described above. While it may commence proceedings against the Company in connection with these inquiries, the Company does not currently expect that these inquiries and proceedings will have a material effect on the Company incremental to that caused by the SEC agreement in principle described above.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Member of
Carey Financial, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Carey Financial, LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PRICEWATERHOUSECOOPERS

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

END